Exhibit 99.33

IsoEnergy Announces the Settlement of a Portion of Interest Payment in Shares

Saskatoon, SK and Toronto, ON – June 28, 2024 – IsoEnergy Ltd. (“IsoEnergy” or the “Company”) (TSXV: ISO; OTCQX: ISENF) has agreed to settle a portion of the interest payments due to Queen’s Road Capital Investment Ltd. (“QRC”) (TSXV: QRC) as at June 30, 2024 in common shares of the Company (“Shares”).

Pursuant to the unsecured convertible debenture dated August 18, 2020, between QRC and the Company (the “2020 QRC Debenture”), as at June 30, 2024, the Company will owe QRC interest in the amount of US$255,000, of which US$74,998.56 will be settled with the issuance of 24,752 Shares at a deemed price of US$3.03 per Share. Pursuant to the unsecured convertible debenture dated December 6, 2022 between QRC and the Company (the “2022 QRC Debenture”), as at June 30, 2024, the Company will owe QRC interest in the amount of US$200,000, of which US$49,998.03 will be settled with the issuance of 16,501 Shares at a deemed price of US$3.03 per Share.

Under the terms of both the 2020 QRC Debenture and the 2022 QRC Debenture, the portion of the interest payable to QRC equal to 2.5% per annum is payable in Shares at a price per Share equal to the volume-weighted average trading price per Share on the TSX Venture Exchange (“TSXV”) for the 20 consecutive trading days ending three trading days prior to the date such interest is due. The portion of the interest payable to QRC on the 2020 QRC Debenture and the 2022 QRC Debenture equal to 6.0% and 7.5% per annum, respectively, is payable in cash. The issuance of the Shares to QRC is subject to TSXV approval.

About IsoEnergy

IsoEnergy Ltd. (TSXV: ISO) (OTCQX: ISENF) is a leading, globally diversified uranium company with substantial current and historical mineral resources in top uranium mining jurisdictions of Canada, the U.S., Australia, and Argentina at varying stages of development, providing near, medium, and long-term leverage to rising uranium prices. IsoEnergy is currently advancing its Larocque East Project in Canada’s Athabasca Basin, which is home to the Hurricane deposit, boasting the world’s highest grade Indicated uranium Mineral Resource.

IsoEnergy also holds a portfolio of permitted, past-producing conventional uranium and vanadium mines in Utah with a toll milling arrangement in place with Energy Fuels Inc. These mines are currently on stand-by, ready for rapid restart as market conditions permit, positioning IsoEnergy as a near-term uranium producer.

For More Information, Please Contact:

Philip Williams

CEO and Director

info@isoenergy.ca

1-833-572-2333

X: @IsoEnergyLtd

www.isoenergy.ca

Neither the TSX Venture Exchange nor its Regulations Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, the TSXV’s approval of the issuance of Shares to QRC; and other activities, events or developments that the Company expects or anticipates will or may occur in the future. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Such forward-looking information and statements are based on numerous assumptions, including among others, receipt of TSXV approval. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual events or results in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including, among others: the failure to obtain final TSX approval for the issuance of the Shares to QRC and other risk factors with respect to the Company set out in the Company’s filings with the Canadian securities regulators and available under IsoEnergy’s profile on SEDAR+ at www.sedarplus.ca.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.